N E W S R E L E A S E

July 26, 2018

Nevsun Recommends Shareholders Take No Immediate Action in Response
to Unsolicited Takeover Bid by Lundin Mining

Vancouver, BC, -- Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) today acknowledged that it has received an unsolicited offer (the “Offer”) from Lundin Mining Corporation (“Lundin”) to acquire all of the issued and outstanding shares of Nevsun.

Nevsun shareholders are advised to take no action until the Board of Directors has made a formal recommendation to shareholders. The Offer will remain open for a minimum of 105 days, allowing Nevsun shareholders until November 9, 2018 to respond.

The Offer follows an announcement by Lundin on July 16, 2018 of its intention to make an offer for Nevsun. At that time, Nevsun indicated that Lundin’s announcement ignored the fundamental value of Nevsun.  Lundin has also ignored the recent improvements at the Bisha mine, the new ultra-large Timok Lower Zone resource and progress at the Timok Upper Zone project. These achievements have set the stage for further value enhancement, and attracted the attention of several strategic parties that have expressed an interest in participating in the Company’s continued development.

Having now received a formal Offer, the special committee of independent Nevsun directors (the "Special Committee") will consider it with its advisors before making a recommendation to Nevsun’s Board of Directors.  Nevsun’s Board will make a formal recommendation to shareholders via a Director’s Circular within 15 days, in accordance with Canadian securities regulations.

Advisors

Counsel for Nevsun's Special Committee is Borden Ladner Gervais LLP. The Special Committee's independent financial advisor is Citi. Counsel for the Company is Blake, Cassels & Graydon LLP. The Company's financial advisor is BMO Capital Markets. Laurel Hill Advisory Group is Nevsun’s strategic advisor and information agent.

Forward Looking Statements

The above contains certain statements that are deemed forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information about the Lundin formal offer for all of the shares of Nevsun and the terms and conditions of an such offer, the business, prospects and future activities of, and developments related to the Company, goals, strategies, future growth and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which are available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of  Form 40-F.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”), which currently owns 39.6% and upon completion of any feasibility study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: David Jan Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com